Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Twilio Inc. (“Twilio,” the “Company,” “we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A common stock, par value $0.001 per share.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of the capital stock of Twilio, as they are currently in effect. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled "Description of Capital Stock," you should refer to Twilio's amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors' rights agreement and to the applicable provisions of Delaware law. Twilio's authorized capital stock consists of 1,200,000,000 shares of capital stock, $0.001 par value per share, of which:

•	1,000,000,000 shares are designated as Class A common stock;

•	100,000,000 shares are designated as Class B common stock; and

•	100,000,000 shares are designated as preferred stock.

The Twilio board of directors (“Board”) is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of capital stock.
Our Class A common stock is listed on the New York Stock Exchange under the symbol “TWLO.”

Common Stock
        The outstanding shares of Twilio’s common stock are fully paid and non-assessable.

Dividend Rights
        Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Twilio Class A and Class B common stock are entitled to receive dividends out of funds legally available if the Twilio Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Twilio Board may determine.
Voting Rights
        Holders of Twilio Class A common stock are entitled to one vote for each share of Twilio Class A common stock held on all matters submitted to a vote of stockholders and holders of Twilio Class B common stock are entitled to 10 votes for each share of Twilio Class B common stock held on all matters submitted to a vote of stockholders. Holders of shares of Twilio Class A common stock and Twilio Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Twilio has not provided for cumulative voting for the election of directors in its amended and restated certificate of incorporation. Its amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms.

Exhibit 4.5

No Preemptive or Similar Rights
Twilio Class A and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Right to Receive Liquidation Distributions
If Twilio becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to Twilio stockholders would be distributable ratably among the holders of Twilio Class A and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion
Each outstanding share of Twilio Class B common stock is convertible at any time at the option of the holder into one share of Twilio Class A common stock. In addition, each share of Twilio Class B common stock will convert automatically into one share of Twilio Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in Twilio's amended and restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members. Once converted or transferred and converted into Twilio Class A common stock, the Twilio Class B common stock will not be reissued.
All the outstanding shares of Twilio Class A and Class B common stock will convert automatically into shares of a single class of common stock on the earlier of June 28, 2023 or the date the holders of two-thirds of Twilio Class B common stock elect to convert the Class B common stock to Class A common stock. Following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single class of common stock, the Class A and Class B common stock may not be reissued.
Preferred Stock - Limitations on Rights of Holders of Common Stock
The Twilio Board is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by Twilio stockholders. The Twilio Board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by Twilio stockholders. The Twilio Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Twilio Class A or Class B common stock.
Listing Agent
The transfer agent and registrar for Twilio Class A common stock and Twilio Class B common stock is Computershare Trust Company, N.A.

Anti-Takeover Provisions
The provisions of Delaware law, Twilio's amended and restated certificate of incorporation and Twilio's amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of the company. They are also designed, in part, to encourage persons seeking to acquire control of Twilio to negotiate first with the Twilio Board. Twilio believes that the benefits of increased protection of its potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire it because negotiation of these proposals could result in an improvement of their terms.

Exhibit 4.5

Delaware Law
Twilio is governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        In general, Section 203 defines a "business combination" to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an "interested stockholder" as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of Twilio.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Twilio's amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the company, as well as changes in the Twilio Board or management team, including the following:
 Board of Directors Vacancies.    Twilio's amended and restated certificate of incorporation and amended and restated bylaws authorize only the Twilio Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Twilio Board is permitted to be set only by a resolution adopted by a majority vote of the entire Twilio Board. These provisions prevent a stockholder from increasing the size of the Twilio Board and then gaining control of the Twilio Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Twilio Board and will promote continuity of management.
Dual Class Common Stock.    As described above in the section titled "—Common Stock—Voting Rights," Twilio's amended and restated certificate of incorporation provides for a dual class common stock structure pursuant to which holders of its Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of the outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of the company or its assets. Current investors, executives and employees have the ability to exercise significant influence over those matters.
Classified Board.    Twilio's amended and restated certificate of incorporation and amended and restated bylaws provide that the Twilio Board be classified into three classes of directors, each of which hold office for a three-year term. In addition, directors may only be removed from the Twilio Board for cause. The existence of a classified board could delay a potential acquiror from obtaining majority control of the Twilio Board, and the prospect of that delay might deter a potential acquiror.

Exhibit 4.5

Stockholder Action; Special Meeting of Stockholders.    Twilio's amended and restated certificate of incorporation provides that its stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of Twilio's capital stock would not be able to amend Twilio's amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with Twilio's amended and restated bylaws. Twilio's amended and restated bylaws further provide that special meetings of stockholders may be called only by a majority of the Twilio Board, the chairman of the Twilio Board, Twilio's Chief Executive Officer or its President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of Twilio stockholders to force consideration of a proposal or for stockholders controlling a majority of Twilio's capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Twilio's amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before its annual meeting of stockholders or to nominate candidates for election as directors at its annual meeting of stockholders. Twilio's amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude Twilio stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors at its annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of Twilio.
No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Twilio's amended and restated certificate of incorporation does not provide for cumulative voting.
Directors Removed Only for Cause.    Twilio's amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.
Amendment of Charter Provisions.    Any amendment of the above provisions in Twilio's amended and restated certificate of incorporation requires approval by holders of at least two-thirds of the then-outstanding capital stock.
Issuance of Undesignated Preferred Stock.    The Twilio Board has the authority, without further action by the Twilio stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Twilio Board. The existence of authorized but unissued shares of preferred stock would enable the Twilio Board to render more difficult or to discourage an attempt to obtain control of Twilio by means of a merger, tender offer, proxy contest or other means.

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